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                          May 20, 2024

       Ram Aiyar
       President and Chief Executive Officer
       Korro Bio, Inc.
       One Kendall Square, Building 600-700
       Suite 6-401
       Cambridge, MA 02139

                                                        Re: Korro Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 14, 2024
                                                            File No. 333-279402

       Dear Ram Aiyar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marianne C. Sarrazin,
Esq.